Exhibit 17.1
April 23, 2009
Via Federal Express & Facsimile
Mr. Joseph V. Vittoria
Chairman of the Board
Great Wolf Resorts, Inc.
1616 South Ocean Boulevard
Palm Beach, FL 33480
Dear Joe:
We are deeply disappointed to have to write this letter, but feel we cannot in good conscience remain silent at this time. While we continue to believe in the business model and high quality assets of Great Wolf, we also believe that the entrenched Board of Directors have failed Great Wolf’s stockholders. In particular, we believe they have failed to formulate a winning business strategy for creating long-term stockholder value and, in our view, have not been receptive to constructive outside, investor advice that we believe could significantly improve Great Wolf’s performance for the benefit of all of its stockholders.
As you know, representatives of Hovde Capital Advisors and its affiliates (“Hovde”) were nominated and elected to the Board approximately 10 months ago in exchange for Hovde withdrawing their director nominations and related proxy materials. Hovde’s decision to nominate their own director candidates (Eric D. Hovde (who was later replaced by Steven D. Hovde) and Richard T. Murray III) was driven by Hovde’s concerns that Great Wolf’s management team and Board of Directors were pursuing an aggressive and flawed growth-based business strategy, despite a worsening economic climate and severe dislocations in the credit markets. Hovde also felt the interests of Great Wolf’s stockholders were not adequately represented by the incumbents and insiders then serving on the Board. Hovde believed the best way to restore investor confidence was by electing stockholder representatives to the Board who were committed to objectively evaluating Great Wolf’s business strategy, promoting a culture of management accountability, and exploring all opportunities to maximize stockholder value. When we joined the Board, we hoped and believed that the incumbent Directors and management would listen to our investor-driven message with open minds.
Regrettably, such was not the case. Our efforts to attempt to salvage value for stockholders were largely ignored by management and the Board. We encouraged management and the Board to form a strategic planning committee and to pursue all options for a potential sale after we were contacted by several third parties who had an interest in acquiring or partnering with the company. Unfortunately, there was no follow-up to establish such a committee. When we suggested the company explore repurchasing certain of its fixed income issues in the marketplace at a significant discount — there was no follow-up. When we proposed a capital raising transaction whereby we would invest equity capital in order for the company to fund

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Mr. Joseph V. Vittoria
April 23, 2009
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these repurchases, the Board responded by drafting shareholder-hostile policies directed toward preventing us from investing in the company. Instead, despite numerous warnings from us about the state of the US economy and pleas for decisive action, management and the other members of the Board remained fixated on growth by securing new development sites and planning for international expansion and expended considerable company resources in the process. In our view, that business model is irresponsible, given that Great Wolf has minimal capital to support expansion and, we believe, is unlikely to obtain external financing. This growth-obsessed mentality was hard for us to comprehend, especially for a company whose share price has traded below its public offering price for its entire existence as a public company, and much of that time below its book value.
We also believe that Great Wolf’s executive and Board compensation levels are inappropriately high and not properly linked to performance. In particular, executive and Board compensation levels increased last year yet Great Wolf’s stock price declined by approximately 84% during the twelve-month period ending December 31, 2008. With, in our view, no discernable improvements in long-term stockholder value and no strategic alternatives pursued, the disconnect between pay and performance and what we consider to be misplaced priorities is clearly illustrated by the fact that Randy Churchey, a member of the Board who served as Great Wolf’s interim Chief Executive Officer for approximately eight months, was awarded compensation of nearly $1 million dollars by this struggling company during his short term in office as part of an eleventh hour deal made by the Board just before the Hovde nominees were elected to the Board. At the same time, the Board entered into a settlement agreement that provided for an $825,000 severance payment to the former CEO, John Emery. Since these actions in May, 2008, little has changed in what we believe is a misguided approach to corporate governance by this entrenched, clubby Board.
We have recently been advised that we are not being nominated for re-election at the 2009 Annual Meeting of Stockholders as a result of the decision of the Nominating and Corporate Governance Committee to reduce the size of the Board of Directors to six members in order to reduce expenses. We found this action strange in light of the fact that the Compensation Committee had recently voted (with only Richard Murray opposing) to increase the compensation paid to Board members for the upcoming year. While we believe that expense reductions are entirely appropriate, these reductions should not be achieved at the expense of depriving the Board and Great Wolf’s stockholders of the benefit of constructive input and advice as well as differing viewpoints. As an alternative to the Committee’s recommendation, we made a motion at the most recent meeting of the Board to reject the recommendation of the Compensation Committee to increase the compensation paid to Board members, to retain a nine-person Board but to reduce by one-half the compensation paid to all members of the Board. In response to our motion, the Chairman abruptly adjourned the meeting in order to confer with outside legal counsel as to whether the Board had to consider our motion.
When the Board meeting was later reconvened, our motion was voted down by a vote of 5 to 2 (with Messrs. Rensi and Knetter not in attendance), with only the two of us voting in favor. We were also advised that our motion to reject the recommendation to increase the compensation for Board members was unnecessary as the Compensation Committee had earlier rescinded the recommendation. If this rescission actually occurred, it occurred without notice to or the participation of Richard Murray, a member of the Compensation Committee, in any such meeting. Based upon these events, we can only surmise that the reduction in the size of the Board and decision to not nominate us for re-election at the upcoming Annual Meeting is because of the views we expressed while serving on the Board. Or, perhaps it is because of

Mr. Joseph V. Vittoria
April 23, 2009
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our criticisms of executive and director compensation, or perhaps because of our view that a strategy founded on growth alone is flawed and inappropriate. Worse yet, perhaps it was because we continually asked for more information to be shared with the entire Board rather than being discussed only by a small group of directors on a particular committee or simply screened by you, as Chairman, as to whether a particular topic will even be brought to the entire Board’s attention. To say the least, we are astounded at the lack of good corporate governance practices. In any event, we believe that these actions demonstrate that the current management team and other members on the Board are an insular and isolated club whose members have failed to adequately consider outside, investor perspectives or to work constructively with us to improve the company for the benefit of all Great Wolf stockholders.
So, we are faced with a choice. We can quietly finish out our terms of office, despite our firm belief that the biggest impediment to Great Wolf’s future success is not the challenging economy, but rather a misguided business strategy, misplaced goals and priorities, and ineffective financial management. Or, we can express our concerns and frustrations in the hope that management and the other members of the Board will awake to the challenges confronting Great Wolf and a renewed commitment that they serve the best interests of all of Great Wolf’s stockholders. As a stockholder, we intend to hold management and the Board accountable for their actions and any failure to properly fulfill their fiduciary responsibilities and adequately safeguard the interests of all stockholders of Great Wolf.
Therefore, with a sense of frustration and profound regret for what we consider a missed opportunity to improve Great Wolf for the benefit of all stockholders, we hereby formally tender our resignations from the Board of Directors effective immediately.
Sincerely,
Steven D. Hovde
Richard T. Murray III